UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated April 4, 2022
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release: DSP AWARDS TO EXECUTIVES OF ANGLOGOLD ASHANTI LIMITED

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
NEWS RELEASE
AWARD AND ACCEPTANCE OF SHARE OPTIONS TO EXECUTIVE DIRECTORS AND PRESCRIBED
OFFICERS OF ANGLOGOLD ASHANTI

In terms of paragraph 3.63 of the JSE Limited Listings Requirements we hereby provide the following information regarding award and acceptance of share options by the Company under the AngloGold Share
Incentive Scheme to Executive Directors and Prescribed Officers of AngloGold Ashanti.

Date of award
: 24 February 2022
Date of notification : 1 April 2022
Date of acceptance : 4 April 2022

Deferred Share Plan (DSP)
The AngloGold Share Incentive Scheme that was approved by shareholders, provides share awards granted to the executives which will vest over a five-year period from 24 February 2023 to 24 February 2027 in equal tranches.

Clearance was obtained in terms of paragraph 3.66 of the JSE Limited Listings Requirements.
Strike price
NIL cost to participant in accordance with the rules of the
above plan
Market value per award at date of grant
R335.04
Class of security
Option to acquire ordinary shares
Nature of transaction
Off-market acceptance of share options
Type of interest
Direct beneficial

Name
Number of DSPs
Awarded
Total Value of
Awards (ZAR)
A Calderon (Executive Director)
41,601 13,937,999.04
KC Ramon (Executive Director)
58,442 19,580,407.68
S Bailey (Prescribed Officer)
33,127 11,098,870.08
L Eybers (Prescribed Officer)
43,252 14,491,150.08
M Godoy (Prescribed Officer)
10,180 3,410,707.20
L Marwick (Prescribed Officer)
28,814 9,653,842.56

ENDS

4 April 2022
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited
CONTACTS
Media
Chipo Mrara
+27 11 637 6012/+27 60 571 0797
camrara@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com

Investors
Yatish Chowthee
+27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
By: /s/ LM GOLIATH
Name: LM Goliath
Title: Company Secretary
AngloGold Ashanti Limited
Date: April 4, 2022